HBOS plc
P.O. Box No. 5
The Mound
EDINBURGH EH1 1YZ

Telephone: Direct Line 0131 243 5522
Switchboard 0131 442 7777
Fax: 0131 243 5516
Telex 72275

02015323

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED FEB 20 2002 WASH. D.C. 318

Our Ref:
Your Ref: 82/3240
24th January, 2002

Dear Sirs,

SUPPL

Re: Exemption filing pursuant to Rule 12g3-2(b)

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.

Yours faithfully,

Bank of Scotland

Kenny Melville,
Company Secretarial Assistant,
Company Secretary's Department.

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Enc.

dlw 2/25

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:55 24 Jan 2002
RNS Number	4832Q

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(i) The Shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of an employee participating in the Scheme who is beneficially entitled to such Shares and the Directors had no role in making any decision to sell.

(ii) The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiaries of members of staff who died.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 279 (ii) 362

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 831.26p (ii) N/A

13) Date of transaction: (i) 24th January 2002 (ii) 23rd January 2002

14) Date company informed: (i) and (ii) 24th January 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,722,924 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.22%

END

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